UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO.___ )*

Aethlon Medical, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00808Y109
(CUSIP Number)

November 22, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 7 Pages

CUSIP No. 00808Y109	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gemini Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	5	SOLE VOTING POWER 0
REPORTING PERSON WITH	6	SHARED VOTING POWER 7,612,702
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,612,702
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,612,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.75%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00808Y109	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gemini Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	5	SOLE VOTING POWER 0
REPORTING PERSON WITH	6	SHARED VOTING POWER 7,612,702
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,612,702
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,612,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.75%
12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00808Y109	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	5	SOLE VOTING POWER 0
REPORTING PERSON WITH	6	SHARED VOTING POWER 7,612,702
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,612,702
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,612,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.75%
12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00808Y109	13G	Page 5 of 7 Pages

Item 1(a).	Name of Issuer:

Aethlon Medical, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

8910 University Center Lane, Suite 660, San Diego, California 92122

Item 2(a).	Name of Persons Filing:

Gemini Master Fund, Ltd,
Gemini Strategies, LLC
Steven Winters

All of the securities covered by this report are owned directly by Gemini Master Fund, Ltd.  Gemini Strategies, LLC is the investment manager of Gemini Master Fund, Ltd., and Steven Winters is the sole managing member of Gemini Strategies, LLC.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that either Gemini Strategies, LLC or Steven Winters is the beneficial owner of any of the securities covered by this statement, and each of Gemini Strategies, LLC and Steven Winters expressly disclaims any equitable or beneficial ownership of such securities.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Address for all filers:  c/o Gemini Strategies, LLC 135 Liverpool Drive, Suite C, Cardiff, CA 92007

Item 2(c).	Citizenship:

Gemini Master Fund, Ltd. was organized under the laws of the Cayman Islands.
Gemini Strategies, LLC was formed under the laws of the State of Delaware
Steven Winters is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

00808Y109

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 00808Y109	13G	Page 6 of 7 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 7,612,702 shares as of November 22, 2010

The Reporting Persons own a total of 7,612,702 shares of Common Stock, including (i) 286,483 shares of Common Stock (“Conversion Shares”) held by Gemini Master Fund, Ltd. (“Gemini”) issued to it on or about November 22, 2010; (ii) 3,078,947 shares of Common Stock issuable upon conversion of $660,000 in principal amount of the issuer’s Convertible Promissory Note (“Note”) issued to Gemini on or about February 12, 2010 (without any interest accrual and assuming a conversion price of $0.19); (iii) 2,727,272 shares of Common Stock issuable upon exercise of a warrant issued to Gemini on or about November 22, 2010; (iv) 200,000 shares of Common Stock issuable upon exercise of a warrant issued to Gemini on or about August 13, 2007; (v) 660,000 shares of Common Stock issuable upon exercise of a warrant issued to Gemini on or about January 18, 2008; and (vi) 660,000 shares of Common Stock issuable upon exercise of a warrant issued to Gemini on or about July 10, 2009.  Although the number of Conversion Shares may vary under the Note based on the conversion price thereunder, the number of shares of Common Stock into which the Note is convertible at any point in time is limited, pursuant to the terms of such instrument, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").  The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person's beneficial ownership to exceed the Ownership Limitation.

(b)	Percent of Class: 9.75%

Based upon 70,476,081 shares of Common Stock outstanding as of November 15, 2010, as reported in the Issuer’s most recent quarterly report on Form 10-Q filed on November 15, 2010, plus the Conversion Shares, which were issued after such date.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 7,612,702

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 7,612,702

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 00808Y109	13G	Page 7 of 7 Pages

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 2, 2010

GEMINI MASTER FUND, LTD.
By:	GEMINI STRATEGIES, LLC, as investment manager

	By:	/s/ Steven Winters
Name: Steven Winters
Title: Managing Member

GEMINI STRATEGIES, LLC

By:	/s/ Steven Winters
Name: Steven Winters
Title: Managing Member

/s/ Steven Winters
Steven Winters